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                                                                     EXHIBIT 8.2

         OPINION OF GARDERE WYNNE SEWELL LLP ON TAX TREATMENT OF MERGER

                                December 20, 2001

Mr. Michael L. Burrow
Petrocon Engineering, Inc.
3155 Executive Boulevard
Beaumont, Texas 77705

Dear Mr. Burrow:

     As counsel for Petrocon Engineering, Inc., a Texas corporation ("PEI"), we have been asked to render our opinion with respect to the Federal income tax treatment of the merger of PEI Acquisition, Inc., a Texas corporation (the "Sub"), with and into PEI pursuant to the Agreement and Plan of Merger between Industrial Data Systems Corporation, a Nevada corporation ("Parent"), IDS Engineering Management, LC, a Texas limited liability company ("LC"), the Sub and PEI (the "Agreement"). Capitalized terms not defined herein have the meanings ascribed to them in the Agreement. This letter is intended to satisfy the condition set forth in Section 5.1(k) of the Agreement.

         In rendering our opinion expressed herein, we have reviewed copies of the Agreement, the Indemnity Escrow and the Option Escrow, and we have assumed that the documents submitted to us for review conform to the original documents. We have also assumed that the facts, information and representations contained in the Agreement, the Indemnity Escrow and the Option Escrow are true, accurate and complete. In reviewing the Agreement, the Indemnity Escrow and the Option Escrow, we have also assumed that these documents were duly authorized and executed by Parent, LC, the Sub and PEI. We have also assumed that the Agreement, the Indemnity Escrow and the Option Escrow constitute legal, valid and binding obligations of Parent, LC, the Sub and PEI, and that such documents are enforceable against each party in accordance with their terms. We have also assumed that: (i) the Merger will be consummated in accordance with the Agreement; and (ii) the Merger will qualify as a statutory merger under Applicable Corporate Law.

         Also, in rendering our opinion expressed herein, we have received letters containing factual representations relating to matters relevant to our opinion from certain executive officers of Parent, LC, the Sub and PEI (the "Representation Letters"). Although we have relied upon the accuracy of the factual representations set forth in the Representation Letters in rendering our opinion expressed herein, we have not independently verified the accuracy of such factual representations.

         The opinion expressed herein regarding the Federal income tax treatment of the Merger is based upon our best judgment regarding the application of Federal income tax laws arising under the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury Regulations, existing judicial decisions, administrative regulations and published rulings and procedures. Our opinion is not binding on the Internal Revenue Service (the "Service") or any court or other

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governmental entity, and the Service is not precluded from asserting a contrary position. Furthermore, no assurance can be given that future legislative, judicial or administrative changes, on either a prospective or retroactive basis, would not adversely affect the accuracy of the opinion expressed herein. Nevertheless, we disclaim any obligation to advise you of, or to supplement our opinion because of, any changes in fact or law that might affect our opinion.

     Based upon the assumptions and limitations set forth herein, it is our opinion that (a) the Merger constitutes a "reorganization" within the meaning of
Section 368(a) of the Code; (b) no gain or loss will be recognized by PEI as a result of the Merger; and (c) no gain or loss will be recognized by a shareholder of PEI who receives Parent Common Stock in exchange for shares of PEI Common Stock in the Merger, except with respect to cash received in lieu of fractional share interests. The opinion set forth in the immediately preceding subparagraph (c) is expressly limited with respect to the Significant PEI Shareholders as follows: it is more likely than not that the Significant PEI Shareholders will not recognize gain or loss with respect to the shares of Parent Common Stock deposited in the Option Escrow.

     In addition to the assumptions and limitations set forth above, this opinion is subject to the exceptions, limitations and qualifications set forth below:

          1. We express no opinion with respect to the tax consequences arising from or associated with the Indemnity Escrow subsequent to the Effective Time, including any tax consequences to the Significant PEI Shareholders, other PEI shareholders, Parent, LC, the Sub or PEI. In addition, we express no opinion with respect to the tax consequences arising from or associated with the Option Escrow subsequent to the Effective Time, including any tax consequences to the Significant PEI Shareholders, any person exercising a Surviving Option, other PEI shareholders, Parent, LC, the Sub or PEI.

          2. We are giving our opinion only as to those matters expressly set forth above. No opinion should be inferred as to any other matters or as to the tax treatment of the transactions discussed herein under the provisions of any section of the Code or Treasury Regulations not specifically covered herein which may also be applicable to the transactions herein considered, or as to any state, local or foreign tax consequences that may result from the Merger. If the actual facts relating to any aspect of the Merger differ from the assumptions that form the basis of this opinion in any respect, the opinion expressed herein may become inapplicable. Further, our opinion is based on the Service's interpretations of the Code and judicial precedents as of the date hereof. If there is any change in the Code or Treasury Regulations, or if there are any new administrative or judicial interpretations, the opinion expressed herein may be inapplicable.

          3. Our opinion expressed is this letter is solely for the benefit of Petrocon Engineering, Inc. and may not be relied upon by any other person or entity without our prior written consent.

                                        GARDERE WYNNE SEWELL LLP

                                        /s/ Gardere Wynne Sewell LLP
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